United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Press Release
Signature Page

PRESS RELEASE
CVRD’s new revolving credit line facility
Rio de Janeiro, May 3, 2007 — Companhia Vale do Rio Doce (CVRD) announces that it entered into a contract for a revolving credit line facility of US$650 million with a bank syndicate.
The revolving credit line is divided in two tranches. The first one, in the amount of US$300 million, has a three-year maturity and utilization interest rate of 0.175% per annum (p.a.) plus Libor. The second, in the amount of US$350 million, has a five-year maturity and utilization interest rate of 0.250% p.a. plus Libor. For both tranches the facility fee is 0.075% p.a..
This new revolving credit line replaces the credit line established in 2005 with the same value, but with a shorter maturity (two years) and higher facility fee (0.3% p.a.) and utilization interest rate (0.75% p.a. plus Libor).
The revolving credit line was arranged by a bank syndicate comprised by 19 global commercial banks, led by BNP Paribas. The syndicate also includes: ABN Ambro N.V., Banco Bradesco S.A., Bank of America N.A., Calyon Corporate and Investment Bank, Citibank N.A., Banco Espírito Santo S.A., EDC (Export Development Canada), ING Bank N.V., JPMorgan Chase Bank, HSBC Bank USA, The Bank of Nova Scotia, Royal Bank of Canada, Banco Santander Central Hispano S.A., Standard Bank Plc, Standard Chartered Bank, Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubushi UFJ, Ltd and WestLB AG. The amount offered equals approximately two times the volume originally demanded by CVRD. The transaction was structured in such a way as to have no restriction related to sovereign risk on the disbursement of this credit line.
The Company has total revolving credit lines of US$1.9 billion, which work as a short term liquidity buffer that allow a more efficient cash management, consistent with CVRD’s strategic focus on cost of capital reduction.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: May 03, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations